March 28, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:  Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust (the “Registrant”)
File Nos. 333-191940 and 811-22906

Dear Ms. Dubey:

Thank you for your telephonic comments on March 20, 2014 regarding our pre-effective amendment to the registration statement filing on Form N1-A for the Registrant filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2014, as well as the associated SEC comment response letter filed on said date. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanation for such comments, as requested. The changes referenced below are reflected in a pre-effective amendment filed concurrently with this letter.

Comment 1: Annual Fund Operating Expenses table, prospectus page 3. Please confirm that the management fee shown is based on net assets, not managed assets. This comment applies to all funds.

Response 1: Confirmed.

Comment 2: Annual Fund Operating Expenses table, prospectus page 3, footnote (a). The information in the first and last sentences of this footnote is not required by Item 3 of Form N-1A, and are therefore not permitted. Please remove this disclosure or move to another location. This comment applies to all funds.

Response 2: As this disclosure also appears in the Sales Charges section of the prospectus, we have removed the referenced disclosure from footnote (a).

Comment 3: Annual Fund Operating Expenses table, prospectus page 3, footnote (c). The information in this footnote is not required by Item 3 of Form N-1A, and is therefore not permitted. Please remove this disclosure or move to another location. This comment applies to all funds.

Response 3: We have removed the referenced disclosure.

Comment 4: Principal Risks, prospectus page 5. Please amend the caption “Hi-Yield/High-Risk Fixed Income Securities” to include a reference to “Junk Bonds.”

Response 4: We have made the requested change.

Comment 5: Virtus Alternative Total Solution Fund, Annual Fund Operating Expenses table, prospectus page 13. Please confirm the management fee of 1.95% as shown in the table, since it is noted that the management fee includes management fees paid by the Subsidiary.

Response 5: Confirmed.

Comment 6: Under “Investment Advisory Agreement and Expense Limitation Agreement in the “Investment Advisory and Other Services” section in the SAI, please amend the description of the investment advisory fees to reflect that such fees are paid on “managed assets,” rather than “net assets.”

Response 6: We have made the requested change.

Comment 7: Under “Portfolio Managers,” the table showing accounts managed by each of the portfolio

Securities distributed by VP Distributors, LLC

Anu Dubey

March 28, 2014

managers is required to separately show any accounts managed by such portfolio managers that have a performance-based fee structure. Please amend the table as appropriate to include the required disclosure.

Response 7: We have added a separate table showing any accounts managed by each portfolio manager for which there is a performance based fee, and we will correct the data shown once we obtain clarification from the funds’ subadvisers.

Comment 8: Virtus Alternative Real Assets Solution Fund, Principal Investment Strategies, prospectus pages 9 and 24. As to the 80% test under the SEC name rule and your definition of “alternative real assets:

a)	Regarding the phrase “are expected to outperform broad market indices during periods of rising inflation,” the Staff believes this is too broad, and that the fund shouldn’t be investing in traditional stocks and bonds.
b)	The Staff believes that the investments listed in the phrase “…commodity-related securities, real estate securities, infrastructure-related securities, MLP and derivatives having economic characteristics…” are fine for inclusion in the definition of “alternative real assets;” however, the statement “such as” leaves the window of what else might be included too broad.
c)	The Staff does not view “inflation-protected bonds and floating rate fixed income securities” as alternative real assets; therefore, they cannot be included in the definition of alternative real assets for purposes of the 80% test.
d)	Regarding the disclosure “intends to invest at least 80% of its assets in ‘alternative real assets’,” please track the language required by Rule 38d-1.
e)	Regarding the statement “derivatives having economic characteristic of other assets in the category,” the Staff believes the word “other” should be removed as the derivatives will relate to the categories being described.

Response 8: After careful consideration of these and past comments on the fund’s name and the resulting application of the SEC name rule, we have determined to rename the fund “Virtus Alternative Inflation Solution Fund.” As confirmed with our examiner in a subsequent call, the name rule will not apply to the fund’s new name and there will be no 80% test. We have amended the disclosure to reflect these changes.

Additionally, consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Very truly yours,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Chief Legal Officer, Counsel and Secretary

Virtus Alternative Solutions Trust